UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

EMERGENT CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29102N105
(CUSIP Number)

Brett Lawrence Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
⊠ See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.

This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.01 par value (the "Common Stock") of Emergent Capital, Inc. (the "Issuer") whose principal executive offices are located at 5355 Town Center Road - Suite 701, Boca Raton, FL 33486.

Item 2.  Identity and Background.

a.	Name

This Statement is being filed by Ironsides Partners LLC ("Ironsides"), Robert C. Knapp, Ironsides P Fund L.P. ("P Fund") and Ironsides Partners Special Situations Master Fund II L.P. ("Master Fund") (together, the "Reporting Persons").

b.	Residence or Business Address

The business address of the Reporting Persons is 100 Summer Street, Suite 2705, Boston, MA 02110.

c.	Occupation

Ironsides provides investment management services and serves as the investment manager of Master Fund.  Master Fund is a Cayman Islands exempted limited partnership which invests in securities and engages in all related activities and transactions.

Mr. Knapp is the President and Managing Director of Ironsides and the sole managing member of RCK Holdings LLC ("RCK Holdings"), which, in turn, is (i) 99% owner and the sole manager of Ironsides and (ii) the sole member of (A) Ironsides Partners Special Situations Fund GP LLC, a Delaware limited liability company, which is the General Partner of Master Fund and (B) Ironsides P Fund GP LLC, a Delaware limited liability company, which is the General Partner of P Fund, a Delaware limited partnership which invests in securities and engages in all related activities and transactions.

d.-e.	Convictions and Civil Judgments

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Ironsides is a Delaware limited liability company, P Fund is a Delaware limited partnership, Master Fund is an exempted Cayman Islands limited partnership and Mr. Knapp is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Issuer's 5.00% Senior Unsecured Convertible Notes due 2023 (the "5.00% Convertible Notes") held by the Reporting Persons were acquired in connection with the consummation of a series of transactions to effect a recapitalization of the Issuer (the "Recapitalization Transactions") including the settlement of an Offer to Exchange, dated April 18, 2017 (the "Exchange Offer"), which, subject to certain conditions, provided that for each $1,000 in principal amount of the Issuer's 8.50% Senior Unsecured Convertible Notes due 2019 (the "8.50% Convertible Notes") accepted for exchange by the Issuer in the Exchange Offer, holders of such 8.50% Convertible Notes would receive (i) $1,000 in principal amount of 5.00% Convertible Notes plus an additional amount of 5.00% Convertible Notes equal to accrued and unpaid interest through and excluding the settlement date of the Exchange Offer on the 8.50% Convertible Notes tendered and accepted by the Issuer in the Exchange Offer and (ii) the right to subscribe in a rights offering (the "Rights Offering") for 500 shares of Common Stock at a price of $0.20 per share.  The warrants to purchase Common Stock (the "Common Stock Purchase Warrants") held by the Reporting Persons were acquired in connection with the Rights Purchase Agreement (as defined below), whereby rights to purchase shares of Common Stock in the Rights Offering were sold in exchange for the right to receive Common Stock Purchase Warrants.

Item 4.  Purpose of Transaction.

The 5.00% Convertible Notes and Common Stock Purchase Warrants were acquired by the Reporting Persons in connection with the consummation of the Recapitalization Transactions.  The Reporting Persons still continue to hold $500 in aggregate principal amount of 8.50% Convertible Notes that were not accepted for exchange in the Exchange Offer.  As part of the Recapitalization Transactions, pursuant to the Designation Agreement (as defined below), Mr. Knapp was appointed to the board of directors of the Issuer (the "Board"), effective as of July 28, 2017.

Subject to Mr. Knapp's duties as a member of the Board, depending on various factors, including the Issuer's financial position and strategic direction, the price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons' economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

a.
As of July 28, 2017, the Reporting Persons are not beneficial owners of the Issuer's Common Stock.  Notwithstanding, as of immediately after the consummation of the Recapitalization Transactions, the Reporting Persons held (a) $30,352,665 in aggregate principal amount of 5.00% Convertible Notes, (b) $500 in aggregate principal amount of 8.50% Convertible Notes and (c) Common Stock Purchase Warrants to purchase up to 2,000,000 shares of Common Stock. If fully convertible or exercisable, the Reporting Persons would own (i) 15,176,333 shares of Common Stock in respect of the conversion of the 5.00% Convertible Notes (representing 9.57% of the outstanding shares of Common Stock), (ii) 75 shares of Common Stock in respect of the conversion of the 8.50% Convertible Notes (representing less than .01% of the outstanding shares of Common Stock) and (iii) 2,000,000 shares of Common Stock in respect of the exercise of the Common Stock Purchase Warrants (representing 1.38% of the outstanding shares of Common Stock), and if all 8.50% Convertible Notes, 5.00% Convertible Notes and Common Stock Purchase Warrants held by P Fund and Master Fund were converted or exercised, the Reporting Persons would own, in the aggregate, 17,176,408 shares of Common Stock representing 10.70% of the outstanding shares of Common Stock.[1]  As of immediately after the consummation of the Recapitalization Transactions, P Fund held $21,447,283 in aggregate principal amount of 5.00% Convertible Notes, representing 10,723,642 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes and a Common Stock Purchase Warrant exercisable into 1,413,206 shares of Common Stock.  As of immediately after the consummation of the Recapitalization Transactions, Master Fund held $8,905,382 in aggregate principal amount of 5.00% Convertible Notes, representing 4,452,691 shares of Common Stock issuable upon conversion of such 5.00% Convertible Notes, $500 in aggregate principal amount of 8.50% Convertible Notes, representing 75 shares of Common Stock issuable upon conversion of such 8.50% Convertible Notes and a Common Stock Purchase Warrant exercisable into 586,794 shares of Common Stock.  By virtue of his relationship with P Fund, Master Fund and Ironsides, Mr. Knapp may have been deemed to be the beneficial owner of the 8.50% Convertible Notes held by Master Fund, the 5.00% Convertible Notes held by P Fund and Master Fund and the Common Stock Purchase Warrants held by P Fund and Master Fund.  The conversion of the 5.00% Convertible Notes and the 8.50% Convertible Notes and the exercise of the Common Stock Purchase Warrants are subject to a limitation imposed by Florida State law that voids any conversion of the 5.00% Convertible Notes and the 8.50% Convertible Notes and the exercise of the Common Stock Purchase Warrants to the extent that, after such conversion or exercise, the holder thereof would, directly or indirectly, own more than 10% of the outstanding shares of Common Stock, unless such holder has first applied for and obtained regulatory approval from the Florida Office of Insurance Regulation.  The Reporting Persons have not sought, and have no intention to seek, such approval, and as such, the Reporting Persons may convert the 5.00% Convertible Notes and/or the 8.50% Convertible Notes and exercise the Common Stock Purchase Warrants into no more than approximately 9,048,289 shares of Common Stock.

[1] Based on 143,413,844 shares of Common Stock outstanding as of immediately after the consummation of the Recapitalization Transactions, as provided by the Issuer.

b.
By reason of his control of Ironsides and the General Partner of each of Master Fund and P Fund as described in Item 2, Mr. Knapp may be deemed to possess the power to vote and dispose of the securities directly owned by Master Fund and P Fund.

c.	The transactions with respect to the Issuer effected by the Reporting Persons in the past 60 days are set forth below.

Transactions in securities of Emergent Capital, Inc. convertible or exercisable into Common Stock during the preceding 60 days
Transaction Date	Party	Security	Acquired/Disposed	Amount	Price
7/28/2017	P Fund	8.50% Convertible Notes	Disposed	$20,652,450	8.50% Convertible Notes were exchanged for 5.00% Convertible Notes in the Exchange Offer.
7/28/2017	Master Fund	8.50% Convertible Notes	Disposed	$8,575,350	8.50% Convertible Notes were exchanged for 5.00% Convertible Notes in the Exchange Offer.
7/28/217	P Fund	5.00% Convertible Notes	Acquired	$21,447,283	5.00% Convertible Notes were received in connection with the settlement of the Exchange Offer.
7/28/2017	Master Fund	5.00% Convertible Notes	Acquired	$8,905,382	5.00% Convertible Notes were received in connection with the settlement of the Exchange Offer.
7/28/2017	P Fund	Common Stock Purchase Warrant	Acquired	Right to Purchase to 1,413,206 shares of Common Stock
Acquired in connection with the Rights Purchase Agreement, whereby rights to purchase shares of Common Stock in the Rights Offering were sold in exchange for the right to receive the Common Stock
Purchase Warrants.

7/28/2017	Master Fund	Common Stock Purchase Warrant	Acquired	Right to Purchase 586,794 shares of Common Stock
Acquired in connection with the Rights Purchase Agreement, whereby rights to purchase shares of Common Stock in the Rights Offering were sold in exchange for the right to receive the Common Stock
Purchase Warrants.

d.
No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Master Transaction Agreement

    As part of the Recapitalization Transactions, Master Fund and P Fund entered into a Master Transaction Agreement, dated as of March 15, 2017 (as amended from time to time, the "Master Transaction Agreement"), by and among the Issuer, PJC Investments, LLC ("PJC"), Master Fund and P Fund regarding a series of integrated transactions with the intent to effect a recapitalization of the Issuer.  Pursuant to the Master Transaction Agreement, Master Fund and P Fund each agreed, subject to certain conditions, to tender the 8.50% Convertible Notes held by them in the Exchange Offer.  The Master Transaction Agreement also gave Master Fund and P Fund the right to designate a director to the Board.  Upon settlement of the Exchange Offer, Master Fund received $8,905,382 in aggregate principal amount of 5.00% Convertible Notes and P Fund received $21,447,283 in aggregate principal amount of 5.00% Convertible Notes.  Subject to the terms and conditions of the indenture governing the 5.00% Convertible Notes, the 5.00% Convertible Notes are convertible into shares of Common Stock at an initial conversion rate of 500 shares of Common Stock per $1,000 principal amount of 5.00% Convertible Notes (or .5 shares of Common Stock per $1.00 principal amount of 5.00% Convertible Notes for 5.00% Convertible Notes denominated in $1.00 increments).

Rights Purchase Agreement

    As part of the Recapitalization Transactions, Master Fund and P Fund entered into a Rights Purchase Agreement, entered into as of July 6, 2017 (the "Rights Purchase Agreement"), by and among Master Fund, P Fund (together with Master Fund, the "Sellers") and PJC.  Pursuant to the Rights Purchase Agreement, the Sellers agreed, subject to certain conditions, to sell to PJC such Sellers' right to purchase shares of Common Stock in the Rights Offering in exchange for the right to receive the Common Stock Purchase Warrants that are currently held by Master Fund and P Fund.

Designation Agreement

    As part of the Recapitalization Transactions and in connection with the right granted to P Fund and Master Fund under the Master Transaction Agreement, Master Fund and P Fund entered into a Designation Agreement, dated as of July 28, 2017 (the "Designation Agreement"), by and among Master Fund, P Fund (together with Master Fund, the "Ironsides Funds") and the Issuer.  Subject to the terms and conditions of the Designation Agreement, the Ironsides Funds have the right to designate one director to the Board.  In accordance with the Designation Agreement, Mr. Knapp was appointed to the Board on July 28, 2017.  To the extent the Ironsides Funds hold the requisite Specified Percentage (as defined in the Designation Agreement), at each meeting of the Issuer's shareholders at which the election of directors is to be considered, the Ironsides Funds shall have the right to designate one nominee whom the Board must nominate for election at such meeting.

Registration Rights Agreement

    As part of the Recapitalization Transactions, Master Fund and P Fund entered into a Registration Rights Agreement, dated as of July 28, 2017 (the "Registration Rights Agreement"), by and among certain investors designated pursuant to the Master Transaction Agreement, certain purchasers of the Issuer's Common Stock and certain holders of the 5.00% Convertible Notes.  Pursuant to the Registration Rights Agreement, the Issuer is required to register the resale of certain securities, including, without limitation, the 5.00% Convertible Notes, the shares of Common Stock issuable upon conversion of the 5.00% Convertible Notes and the shares of Common Stock issuable upon exercise of the Common Stock Purchase Warrants.

Item 7.  Material to Be Filed as Exhibits.

Exhibit I: Agreement of Joint Filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Exhibit II: Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(11) to Amendment No. 3 to Schedule TO of the Issuer filed on June 7, 2017).

Exhibit III: Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(12) to Amendment No. 3 to Schedule TO of the Issuer filed on June 7, 2017).

Exhibit IV: Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit (d)(20) to Amendment No. 5 to Schedule TO of the Issuer filed on June 21, 2017).

Exhibit V: Rights Purchase Agreement, entered into as of July 6, 2017, by and among Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. as Sellers thereunder and PJC Investments, LLC as Purchaser thereunder.

Exhibit VI: Board Designation Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P. (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K of the Issuer filed on August 1, 2017).

Exhibit VII: Registration Rights Agreement, dated as of July 28, 2017, by and among Emergent Capital, Inc., and the holders party thereto (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K of the Issuer filed on August 1, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2017

IRONSIDES PARTNERS LLC

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: President

Robert C. Knapp

/s/ Robert C. Knapp

IRONSIDES P. FUND L.P.

By:	Ironsides P Fund GP LLC, its General Partner

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

By:	Ironside Partners Special Situations Fund GP LLC, its General Partner

By:	/s/ Robert C. Knapp
Name: Robert C. Knapp
Title: Manager